Exhibit 99.1

Cummins Westport Inc. Appoints Roe East as President

June 3, 2009

VANCOUVER, BC – Cummins Westport Inc. (CWI), a leading provider of high-performance, alternative fuel engines for the global market, announced today that the Board of Directors has appointed Roe C. East as President. Mr. East joins CWI from Cummins, most recently as the Director – Power Systems Marketing & Business Development, based in Columbus, Indiana.

“Roe’s experience at Cummins in market development and strategy, OEM negotiations and business unit leadership will help drive CWI’s continued success and profitable growth, and provide a seamless transition to the future natural gas engine business,” said Michael Gallagher, CWI’s Chairman.

Mr. East has been responsible for development of a new business venture in Cummins Power Systems since 2007. Prior to that, he was the General Manager – Bus Business, where he grew Cummins’ worldwide bus business (excluding CWI) 150% in 5 years. He has held several other management roles within Cummins, which include Director positions responsible for Engine Business Market Strategy & Product Management, Industrial Marketing, Construction Markets, and Product Planning. Mr. East obtained a Bachelor of Science in Mechanical Engineering & Mathematical Economics from Rose-Hulman Institute of Technology in Indiana, and a Master of Management from Northwestern University in Illinois. Mr. East will continue to be based in Columbus, Indiana.

“CWI is in an excellent position to grow and provide the advantages of natural gas engines to its customers, attentive to costs and emissions worldwide,” said Mr. East, “With natural gas engines for trucks and buses becoming more mainstream, this is an exciting time to lead the joint venture.”

Guan Saw, CWI’s President since early 2005, helped grow CWI’s revenue from $42.3 million in fiscal 2006 to over $67.3 million in fiscal 2008, an increase of over 59%.

“On behalf of the board of CWI, we thank Guan for his commitment and expertise in navigating CWI’s business these last several years,” said Steven Chapman, Cummins’ Vice President, Emerging Markets. “We wish him every success in his new endeavours.”

About Cummins Westport Inc.

Cummins Westport Inc. manufactures and sells the world's widest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses.  CWI is a joint venture of Cummins Inc. (NYSE:CMI), a corporation of complementary business units that design, manufacture, distribute and service engines and related technologies, including fuel systems, controls, air handling, filtration, emission solutions and electrical power generation systems, and Westport Innovations Inc. (NASDAQ: WPRT / TSX: WPT), a leading developer of technologies that allow engines to operate on clean-burning fuels such as natural gas, hydrogen, and hydrogen-enriched natural gas (HCNG). www.cumminswestport.com

Note: This document contains forward-looking statements about Cummins Westport’s business, operations, technology development or to the environment in which it operates, which are based on Cummins Westport’s estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Cummins Westport’s control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Cummins Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Cummins Westport Inc. – News Release

Inquiries:

Cummins Westport Inc. / Westport Innovations Inc.
Darren Seed
Director, Investor Relations
Phone: 604-718-2046
Email: invest@westport.com
Web: www.westport.com

Cummins Inc.
Mark Land
Public Relations Director
Phone: 317-610-2456
Email: mark.d.land@Cummins.com
Web: www.cummins.com